Robert W. Driskell
Executive Vice President and Chief Financial Officer
Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS 38824

February 25, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4651
Washington, D.C.  20549
Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Hancock Fabrics, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2010
Definitive Proxy Statement on Schedule 14A Filed on April 27, 2010
Form 10-Q for the Fiscal Quarter Ended October 30, 2010
Response to SEC Comments dated January 28, 2011
File No. 001-09482

Dear Ms. Thompson:

We provide below responses to the Staff’s comment letter dated January 28, 2011.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response.

Unless the context requires otherwise, references to we, our, us, Hancock, or the Company in the responses below refer to Hancock Fabrics, Inc.

Form 10-K for the Fiscal Year Ended January 30, 2010

Cover Page

1.	Since your securities are not traded on an exchange, please reflect that your classes of securities are registered under Section 12(g) rather than Section 12(b) of the Act.

Response:

The Company confirms that, in future filings, it will reflect that its classes of securities are registered under Section 12(g) of the Act.  The Company’s next periodic report due to be filed is its Form 10-K for the fiscal year ended January 29, 2011 (the “Fiscal 2010 10-K”), that is currently being prepared.

Letter to the Securities and Exchange Commission
February 25, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies and Estimates, page 24

2.           Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results.  Please revise the discussion of your critical accounting policies in future filings to focus on the assumptions and uncertainties that underlie your critical accounting estimates.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  For example, if reasonably likely changes in the discount rate and/or long-term rate of return used in accounting for your pension plans would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Response:

The Company confirms that, in future filings, including the Fiscal 2010 10-K, it will revise its discussion of critical accounting policies to focus on the assumptions and uncertainties that underlie its critical accounting estimates and the impact of those estimates on financial position and the results of operations.

Goodwill, page 26

3.           Please tell us and disclose in future filings whether any of your reporting units are at risk of failing step one of the goodwill impairment test.  Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value.  If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment.  Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

Letter to the Securities and Exchange Commission
February 25, 2011

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

As of the date of the report, January 30, 2010, none of the reporting units, which the Company defines as individual store locations, were at risk of failing step one of the goodwill impairment test. The Company confirms that, in future filings, it will revise its disclosures about goodwill impairment test as noted above.

Financial Statements and Supplementary Data, page 29

Note 4 – Summary of Significant Accounting Policies and Basis of Accounting, page 36

Accounts Payable, page 38

4.           We note that accounts payable includes amounts representing outstanding checks in excess of cash deposits.  Please clarify if these amounts represent bank overdrafts or book overdrafts.  If they represent bank overdrafts, please tell us where you classify the related changes on your statements of cash flows.  If you classify the changes in operating activities, please explain how your classification complies with ASC 230.

Response:

The amounts included in accounts payable represent book overdrafts in the form of outstanding checks as stated in the footnote. On the statement of cash flows these amounts are classified as changes in operating activities.

Letter to the Securities and Exchange Commission
February 25, 2011

Operating Leases, page 39

5.           We note your statement that “improvements made by the Company as required by the lease agreements are capitalized…as prepaid rent expense and recorded as prepaid expenses and other noncurrent assets in the consolidated balance sheets and are amortized into rent expense over the expected life of the lease.”  Please tell us and revise your disclosures in future filings to clarify the difference between these improvements and the leasehold improvements included in your property and equipment balance.

Response:

The improvements made by the Company that are capitalized as prepaid rent, amortized into rent expense and required by the lease agreement are typically the result of negotiations with the landlords which require the Company to make a significant investment to build-out the space for occupancy, which reduces the base rent on the property. Improvements classified as leasehold improvement and amortized into depreciation expense would be those that are routine in nature, necessary to modify the property for our operation and do not result in a reduction in base rent on the property.

Note 12 – Shareholders’ Interest, page 47

6.           Based on pages 21 and 22 of your Form S-1/A filed June 19, 2008 and Section 5 of the Master Warrant Agreement included as Exhibit 4.5 of the same filing, it appears that the warrants issued in your August 2008 notes offering include anti-dilution provisions which adjust the exercise price of the warrants upon certain events, such as the issuance or sale of common stock for consideration less than the exercise price of the warrants.  Considering the existence of these reset provisions, please explain to us how you determined that the warrants were indexed to your common stock and should not be accounted for as derivative liabilities.  See ASC 815-40, including Example 9 discussed in paragraphs 815-40-55-33 and 55-34.  Please also tell us if any of your other warrants include similar reset provisions and, if so, provide us with a complete analysis that supports equity classification.

Response:

The Company determined that the stock warrants issued in August 2008 were indexed to the Company’s common stock and should not be accounted for as derivative instruments after considering the provisions of ASC 815-40, Contract in Entity’s Own Equity, including 815-40-55-33 and 34 under Example #9.  The provisions as disclosed on pages 21 and 22 of the Form S-1/A as filed on June 19, 2008 related to potential anti-dilution provisions but were summary in nature.  As more fully detailed in Section 5.5 “Adjustments for the issuance of Common Stock at less than FMV”, in the Master Warrant Agreement as filed in Exhibit 4.5 to the Form S-1/A, the warrant exercise price will be only reduced (i.e., reset provision) if the Company issues securities (i.e., common stock, stock rights/options/warrants, and convertible securities) other than those securities specifically “excluded” under the agreement and if those securities are not offered to the warrant holders.  The definition of excluded securities in Section 5.5(b)  of the Master Warrant agreement is broad -- “the issuance of any common stock at price per share determined by the board of directors to be equal to the FMV thereof at the time of the definitive agreement entered into, provided such definitive agreement is closed within 90 days of the date such definitive agreement is entered into, or as may be extended due to regulatory reviews.”  As a consequence, the Board of Directors of the Company has broad discretion to exclude from the anti-dilution adjustments additional issuance of common stock at a price determined by the Board to be fair market value.

Letter to the Securities and Exchange Commission
February 25, 2011

If the Company were to issue future securities subsequent to the issuance of these warrants, based upon the broad definition of Section 5.5 those securities would likely be considered “Excluded Securities” and no exercise price reduction of the warrant would be required.  If in the future securities are proposed to be issued that do not meet the definition of “Excluded Securities” as per terms of the agreement, the Company may avoid an anti-dilution adjustment by offering such securities on the same terms to the warrant holders.

The Company’s current liquidity is strong and management could not conceive of a condition or circumstance that would result in a triggering event. Other than the August 2008 warrants described above, the Company has no other warrants outstanding.

Note 14 – Employee Benefit Plans, page 48

7.           We note that you determine the expected lives of your options based on the simplified method as outlined in Staff Accounting Bulletin 107.  Please tell us and disclose in future filings, as required by SAB 110, the reason why you use this method.

Response:

The Company has continued to use the simplified method as prescribed in Staff Accounting Bulletin 107 beyond December 31, 2007, because it concluded that its historical option exercise experience does not provide a reasonable basis upon which to estimate expected term. Upon exit from bankruptcy in August, 2008 the Company’s board made significant changes in the terms of its option grants and the group of employees that receive the grants accordingly, historical exercise data no longer provided a reasonable basis upon which to estimate expected term. The Company anticipates that reliable historical data will develop over time which will eliminate the need to utilize this estimation method. In future filings the Company will reference SAB 110, if required to use an estimated term.

Letter to the Securities and Exchange Commission
February 25, 2011

8.           You disclose on page 52 that your defined benefit retirement plan was frozen effective December 31, 2008.  Considering you indicate that participants no longer accrue additional benefits for service, please tell us why you continue to recognize service cost related to this plan.

Response:

The Service Cost shown reflects administrative expenses paid out of the pension trust. Participants are no longer accruing additional benefits for service. In future filings the Company will state service costs consist of administrative expenses paid out of the pension trust.

9.           We note your disclosures regarding the asset categories, target allocations, and investment strategies for the plan assets of your retirement plans.  Please tell us how you considered the updated guidance and expanded disclosures required by ASC 715-20-50-1 (previously FSP FAS 132(R)-1) including, but not limited to, expanded disclosures of major categories of plan assets, the level within the fair value hierarchy in which the fair value measurements fall, and a reconciliation of the beginning and ending balances of any fair value measurements of plan assets using significant unobservable inputs.

Response:

Upon review of ASC 715-20-50-1, the Company did not provide sufficient information to satisfy all of the disclosure objectives. Specifically, the inputs and valuation techniques used to measure the fair value of plan assets were omitted. Since none of the plan assets are valued based on significant unobservable inputs (Level 3), a reconciliation was not required.

The value of the retirement plan assets assigned to each class of asset category for both years presented was determined based on quoted prices in active markets (Level 1). The Company will modify future filings to satisfy all disclosure objectives.

Report of Independent Registered Public Accounting Firm, page 60

10.           The current audit report states the accounting firm’s name but does not include a conformed signature.  Please confirm to us that you received a signed report from your auditors and ensure that audit reports included in future filings include a conformed signature.  Refer to Rule 302 of Regulation S-T and section 5.1.2 of the EDGAR Filer Manual.  Please also apply this comment to the auditor consent at Exhibit 23.1.

Letter to the Securities and Exchange Commission
February 25, 2011

Response:

The Company confirms that it received a signed report from the Company’s auditors, both with respect to the Report of Independent Registered Public Accounting Firm and to the auditor consent at Exhibit 23.1.  The Company confirms that, in future filings, it will ensure that audit reports include a conformed signature.

Item 15. Exhibits and Financial Statement Schedules, page 67

11.           It appears that schedules and exhibits related to Exhibit 10.13, the loan and security agreement dated August 1, 2008, have not been filed on EDGAR.  Please refile this agreement in your next periodic report, including all related schedules and exhibits.

Response:

The Company confirms that it will refile the loan and security agreement dated August 1, 2008, including all related schedules and exhibits, in the next periodic report filed (the Fiscal 2010 Form 10-K).

12.           Please review your filing for accuracy with respect to all documents you have incorporated by reference.  As examples only, and not an exhaustive list, we note your incorporation by reference of your Form 10-K filed on April 9, 2009 that was filed on April 10, 2009.  We also note your incorporation by reference of a Form 8–K filed March 26, 2006 where it appears that you are referring to a Form 8-K filed on March 22, 2006.  Please revise your Form 10-K to reflect the correct filing dates of the documents you wish to incorporate by reference.

Response:

We have reviewed our filings for accuracy in response to the Staff’s comments with respect to the documents incorporated by reference, and will make corrective disclosure in the Fiscal 2010 Form 10-K.

Schedule II – Valuation and Qualifying Accounts, page 70

13.           We note that you recorded additions but no deductions to your inventory reserve during fiscal 2008 and 2009.  Please explain the reasons why there were no inventory reserve deductions during the last two fiscal years.  In doing so, please confirm to us that inventory reserves are established against specific inventory items and are relieved through income only when the inventory is sold or consumed and not based on changes in management judgment.

Letter to the Securities and Exchange Commission
February 25, 2011

Response:

The inventory reserves established during fiscal 2008 and 2009 were to reduce total inventory to the lower of cost or market value and were not based on changes in management judgment. The amount of the reserve was determined based on an analysis of all inventory on hand as of the report date with specific items being reserved to reflect the current market value in cases where recent selling price indicated the value of the item was below cost. The reserve is relieved by the sell through of the product and if the final selling price is below the amount reserved as of the report date, income would be charged through cost of goods sold. The amount reserved was based on analysis of all inventory on hand and was not based on management’s judgment.

Schedule 14A filed on April 27, 2010

Compensation Discussion and Analysis, page 15

Incentive Compensation, page 17

14.           Please quantify the target and the actual EBITDAR and cash flow from operations before reorganization used to calculate the bonuses.  Also describe how the individual goals for each of the executive officers factored into the compensation amounts for each executive officer.  Please also explain how you applied the corporate performance measures and individual goals against the percentage of salaries reflected in the table to calculate the incentive compensation.

Response:	Target	Actual

EBITDAR	$14,835	$14,326

CF from operations, before reorg.	$20,500	$23,710

Based on the actual results as compared to target, the management review and compensation committee of the board of directors determined management qualified for a percentage of the ”Target” amount based on EBITDAR and a percentage of the “Maximum” amount based on cash flow from operations, with each component counting equally. The resulting percentage was then applied to the base salary of each executive officer to establish a potential bonus as provided under the Short-Term Incentive Program. The percentage of individual goals achieved by each of the executive officers was then applied to their respective potential bonus to determine the amount paid.

Letter to the Securities and Exchange Commission
February 25, 2011

Long-term Incentives, page 17

15. Please describe the performance based feature to the stock option vesting, and disclose how the amount of stock options granted to each executive officer was determined.

Response:

The performance based feature of the stock options granted under the Long-Term Incentive Program provide for vesting or forfeiture of one-third of the stock option to occur annually based on achieving the performance metrics established by the board of directors for that year. Achieving 85% to 99.9% of the performance metric will cause 85% of the possible annual vesting to occur and achieving 100% or greater will cause 100% of the annual vesting to occur. The board reserved the right to make any discretionary adjustments based on issues not anticipated in establishing the target amount and objectives.

 The number of stock options granted to each executive officer was determined by the board based on the individual’s level of responsibility.

Form 10-Q for the Fiscal Quarter Ended October 30, 2010

16.           Please tell us how you considered the need to perform an interim goodwill impairment test as contemplated by ASC 350-20-35-30 in each fiscal 2010 quarterly period.  Based on your disclosures, we assume that you concluded that no interim test was needed despite certain evidence suggesting an interim test may be necessary.  For example, we note that you incurred a net loss through the interim period ended October 30, 2010, that your stock price and market capitalization declined over the same timeframe, and that it appears your market capitalization was below your net book value in each fiscal 2010 quarter.  Please tell us how you considered these factors in your decision not to perform an interim test of goodwill for impairment.

Response:

The Company performs a goodwill impairment test in the fourth quarter of each fiscal year and when events arise indicating potential impairment may have occurred. Management’s expectations for the remaining period(s) of the year were for operating results to equal or exceed those of the prior year, therefore an impairment event was not considered likely to have occurred. In addition, the fall and pre-Christmas season are traditionally the Company’s most productive.

Letter to the Securities and Exchange Commission
February 25, 2011

The goodwill of the Company is allocated to 35 stores or reporting units acquired in two separate transactions, therefore management does not believe a decline in stock price or market capitalization would be indicative of an impairment event.

Item 4. Controls and Procedures, page 20

17.           We note your statement that your management “recognizes that any controls and procedures…can provide only reasonable assurance of achieving the desired control objectives.”  In your future filings please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.  This comment also applies to your Forms 10-Q for the fiscal quarters ended July 31, 2010 and May 1, 2010.

Response:

The Company confirms that, in future filings, it will state clearly, if true, that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

* * * * *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Letter to the Securities and Exchange Commission
February 25, 2011

We appreciate the Staff’s review of the Company’s filings, and we look forward to working constructively and expeditiously with the Staff to resolve any remaining questions or comments the Staff may have.  Please call the undersigned at (662) 365-6112, or Ben Barkley of Kilpatrick Townsend & Stockton LLP, the Company’s counsel for SEC reporting matters, at (404) 815-6569, with any questions or comments you may have regarding the responses set forth herein.  Thank you.

Sincerely,

HANCOCK FABRICS, INC.

By: /s/ Robert W. Driskell
Robert W. Driskell
Chief Financial Officer